October 28, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 777 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to change the name, management fee and expense cap for Investment Partners Opportunities Fund.

If you have any questions, please contact JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

1006886.12